EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	December 13, 2023

Eldorado Gold Releases Updated Mineral Reserve and Mineral Resource Statement; 2023 Gold Mineral Reserves of 11.7 million ounces and Measured and Indicated Gold Mineral Resources of 19.0 Million Ounces

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today releases its updated Mineral Reserve and Mineral Resource (“MRMR”) estimates as of September 30, 2023.

To provide further clarity, on a go-forward basis, the Company is referring to specific assets within the Eldorado Gold Quebec portfolio as the Lamaque Complex. The Lamaque Complex includes the Triangle Mine (Upper and Lower), the Ormaque Deposit, the Parallel Deposit, the Plug #4 Deposit, and the Sigma Mill. This is consistent with how assets are described in the current technical report titled “Technical Report for the Lamaque Project, Québec, Canada’’ with an effective date of December 31, 2021.

Mineral Reserves Update

The Company’s Proven and Probable Gold Mineral Reserves (“2P Reserves”), totalled 11.7 million ounces as of September 30, 2023(i), a decrease of approximately 5% from the previous MRMR statement as of September 30, 2022. Excluding depletion, the 2P Reserves year over year remained relatively flat. The complete table of Mineral Resources and Mineral Reserves can be found at the end of this release.

(i) See “Mineral Reserve Notes” following the detailed tables at the end of this news release.

	Ore Tonnes (t x 1,000)	Gold Grade (g/t)	Total 2P Reserves (Gold Ounces x 1,000)
Proven and Probable Mineral Reserves as of September 30, 2022(1)	361,677	1.06	12,312
Depletion(2)	(14,832)	1.46	(694)
Adjustments for metal prices, cut-off value and mine plan optimization	3,820	0.81	99
Proven and Probable Reserves as of September 30, 2023	350,665	1.04	11,717
(1)	The Company’s total MRMR excludes Reserves at its non-core Romanian asset (Certej), which it plans to divest, consistent with the Company’s strategy of focusing on core jurisdictions in its portfolio.
(2)	Depletion declared here are in-situ ounces. Depletion includes the periods of October 1 through December 31, 2022 and January 1 through September 30, 2023.

Excluding depletion, the change in Proven and Probable Reserves is attributable to a reduction in Reserves at Perama Hill to reflect a revised, smaller pit shell, in accordance with current permitting limitations. Total Resources for Perama Hill are unchanged.

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Additions to Reserves were made in the Bati zone at Efemcukuru and at Olympias.

-	Kisladag: Reserves decreased with depletion
-	Efemcukuru: Reserves replaced depletion through inclusion of Bati
-

Lamaque Complex: Reserves decreased due to depletion outpacing conversion as it became more challenging to drill Lower Triangle zones at sufficient density. Resource conversion is expected to progress more quickly as the ramp advances and new drilling platforms are established to test the deeper zones more efficiently.

-	Olympias: Reserves increased due to additional drilling and higher metal prices

The following table summarizes the year-over-year changes to the Company’s Gold Mineral Reserves:

Proven and Probable Gold Mineral Reserves
	2022	2023	Change(1)	Change excluding depletion
	Contained Au Oz (x1,000)
Efemcukuru	542	550	8	107
Kisladag	4,069	3,759	(310)	(6)
Lamaque Complex	985	877	(108)	51
Olympias	1,836	1,907	71	187
Perama Hill	1,250	995	(255)	(255)
Skouries	3,630	3,630	-	-
Total	12,312	11,717	(630)	84

NOTE: Numbers may not down-add due to rounding.

(1)	The Company reports on MRMR as of September 30, 2023. As such the change year over year, is from September 30, 2022 to September 30, 2023.

Mineral Resources Update

Eldorado’s Measured and Indicated Gold Mineral Resources totalled 19.0 million ounces, as of September 30, 2023.(i) This is a 1% decrease from the previous MRMR statement on September 30, 2022, attributable to the conversion of Inferred to Measured and Indicated resources primarily at Efemcukuru, Olympias, and the Lamaque Complex, offset by depletion at Efemcukuru, Kisladag, the Lamaque Complex and Olympias. Eldorado’s Inferred Gold Mineral Resources totalled 7.6 million ounces as of September 30, 2023, a 2% decrease from the previous MRMR statement on September 30, 2022.

(i)	See “Mineral Resource Notes” following the detailed tables at the end of this news release. Mineral Reserves are included in the Mineral Resources.

-	Efemcukuru: The decrease in Inferred Resources is attributable to the upgrade to Measured and Indicated Resources at Kokarpinar South.
-	Kisladag: The decrease in Measured and Indicated Resources is primarily from depletion.
-	Lamaque Complex: The increase in Measured and Indicated at Triangle represented conversion from Inferred Resources, however depletion outpaced conversion.
o

Ormaque: Initial Indicated Resources were converted from Inferred at Ormaque through resource conversion drilling. Additionally, new Inferred Resources were added beyond the amount converted to Indicated. Plans are being advanced to declare initial Reserves in late 2024 following completion of a pre-feasibility study, continued conversion drilling, and extraction of a bulk sample.

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Olympias: Inferred Resources were included based on drilling in the bottom section of the East zone.

The following table summarizes the year-over-year changes to the Company’s gold Resources:

Total Measured and Indicated Gold Mineral Resources(1)				Inferred Gold Mineral Resources
	2022	2023	Change(2)	2022	2023	Change(2)
	Contained Au ounces (x1000)			Contained Au ounces (x1000)
Efemcukuru	1,069	1,200	131	431	176	(255)
Kisladag	6,603	6,290	(313)	107	107	-
Lamaque Complex
Triangle, Parallel, and Plug #4	1,806	1,679	(127)	2,354	2,305	(49)
Ormaque	0	191	191	839	927	88
Lamaque Complex Total	1,806	1,870	64	3,193	3,232	39
Olympias	3,329	3,198	(131)	560	589	29
Perama Hill	1,374	1,374	-	59	59	-
Perama South	0	0	-	728	728	-
Piavitsa	0	0	-	1,025	1,025	-
Sapes	0	0	-	820	820	-
Skouries	5,030	5,030	-	814	814	-
Subtotal	19,210	18,962	(248)	7,737	7,550	(187)
For divestiture: Certej	3,829	3,829	-	23	23	-
Total	23,039	22,791	(248)	7,760	7,573	(187)

NOTE: Numbers may not down-add due to rounding.

(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)	The Company Reports on MRMR as of September 30, as such the change year over year, is from September 30, 2022 to September 30, 2023.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Eldorado Gold Mineral Reserves as of September 30, 2023

Project	*Proven Mineral Reserves*			*Probable Mineral Reserves*			*Total Proven and Probable*		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemcukuru	1,290	5.18	215	2,082	5.01	335	3,372	5.08	550
Kisladag	163,085	0.68	3,543	13,491	0.50	216	176,576	0.67	3,759
Lamaque Complex	1,033	6.07	202	3,422	6.14	675	4,454	6.12	877
Olympias	2,354	8.88	672	6,502	5.91	1,235	8,856	6.70	1,907
Perama Hill	3,116	4.08	409	7,176	2.54	586	10,292	3.01	995
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	**243,978**	**0.90**	**7,093**	**106,687**	**1.35**	**4,624**	**350,665**	**1.04**	**11,717**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Olympias	2,354	126	9,568	6,502	126	26,242	8,856	126	35,810
Perama Hill	3,116	4.0	403	7,176	5.4	1,237	10,292	5.0	1,639
TOTAL SILVER	**5,470**	**57**	**9,971**	**13,678**	**62**	**27,479**	**19,148**	**61**	**37,450**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Skouries	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
TOTAL COPPER	**73,101**	**0.52**	**381**	**74,015**	**0.48**	**359**	**147,116**	**0.50**	**740**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,354	4.0	94	6,502	4.3	280	8,856	4.2	374
TOTAL LEAD	**2,354**	**4.0**	**94**	**6,502**	**4.3**	**280**	**8,856**	**4.2**	**374**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,354	4.7	111	6,502	5.5	357	8,856	5.3	468
TOTAL ZINC	**2,354**	**4.7**	**111**	**6,502**	**5.5**	**357**	**8,856**	**5.3**	**468**

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Eldorado Gold Mineral Reserves as of September 30, 2022

Project	*Proven Mineral Reserves*			*Probable Mineral Reserves*			*Total Proven and Probable*		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemcukuru	1,567	5.59	282	1,617	5.01	260	3,184	5.30	542
Kisladag	173,443	0.69	3,856	12,563	0.53	213	186,006	0.68	4,069
Lamaque	877	6.82	192	3,753	6.57	793	4,630	6.62	985
Olympias	1,583	9.31	474	6,660	6.36	1,362	8,243	6.93	1,836
Perama Hill	3,088	4.03	400	9,410	2.81	850	12,498	3.11	1,250
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	253,660	0.89	7,257	108,017	1.46	5,055	361,677	1.06	12,312
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Olympias	1,583	136	6,937	6,660	132	28,157	8,243	132	35,094
Perama Hill	3,088	4	403	9,410	8	2,277	12,498	7	2,680
TOTAL SILVER	4,671	49	7,340	16,070	59	30,434	20,741	57	37,774
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Skouries	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
TOTAL COPPER	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	1,583	4.4	70	6,660	4.5	300	8,243	4.5	369
TOTAL LEAD	1,583	4.4	70	6,660	4.5	300	8,243	4.5	369
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	1,583	5.0	79	6,660	5.4	360	8,243	5.3	439
TOTAL ZINC	1,583	5.0	79	6,660	5.4	360	8,243	5.3	439

Note:

Mineral Reserves as of September 30, 2022 at Lamaque consisted of Triangle (Upper) and Parallel.

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 Notes:

(1) Resource grades are reported undiluted, however resources assessed for reasonable expectation of economic extraction by applying expected minimum mining shapes.

(2) Due to narrow veins, any future potential conversion of Resources to Reserves at Ormaque will reflect expected lower grades to fully represent mining modifying factors.

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Note:

Mineral Resources as of September 30, 2022 at Lamaque consisted of Triangle (Upper and Lower) Parallel, and Plug #4.

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ADVISORIES AND DETAILED NOTES ON MINERAL RESERVES AND RESOURCES

General

Mineral Resources and Mineral Reserves are as of September 30, 2023

The Mineral Resources and Mineral Reserves were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).  Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Mineral Reserves are included in the Mineral Resources.

The Mineral Resources and Mineral Reserves are disclosed on a total project basis.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “inferred mineral resources”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Additional information on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Eldorado’s annual information form for the year ended December 31, 2022 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedarplus.com and www.sec.gov:

-	Technical report entitled "Technical Report, Kisladag Gold Mine, Turkiye” with an effective date of January 17, 2020.
-	Technical report entitled "Technical Report, Efemcukuru Gold Mine, Turkiye” with an effective date of December 31, 2019.
-	Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2019.
-	Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022.
-	Technical report entitled “Technical Report, for the Lamaque Project, Quebec, Canada’” with an effective date of December 31, 2021.

Qualified Persons

Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the “qualified person” under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.  Additional qualified persons have approved disclosures for specific properties as detailed in “Mineral Reserve Notes” and “Mineral Resource Notes” below. Jessy Thelland, géo (OGQ No. 758)., Director Technical Services Lamaque, a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

There are differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission’s (the “SEC”). The terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations.

These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this news release with respect to mineral deposits may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

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Mineral Reserve Notes

Eldorado reports Mineral Reserves in accordance with CIM Definition Standards. Mineral Reserves for the operating sites (Efemcukuru, Kisladag, Olympias, and the Triangle Mine within the Lamaque Complex) were determined using a long-term gold price of $1,400/oz while Mineral Reserves for the Skouries and Perama Hill projects were determined based on a $1,300/oz gold price. A reserve test is undertaken every year to confirm future undiscounted cash flow from reserve mine plan is positive.

1.	Long-Term Metal Price Assumptions

-	Gold price: $1,400/oz
-	Silver price: $19.00/oz
-	Copper price: $2.75/lb
-	Lead price: $2,000/t
-	Zinc price: $2,500/t

2.	Cut-off Grades

Efemcukuru: $123.62/t NSR (long hole stoping), $126.60/t NSR (drift and fill); Kisladag: 0.17 g/t Au Recoverable; Lamaque (Triangle Mine): 5.06 g/t Au; Olympias: $217.63/t NSR; Perama Hill: 0.81 g/t Au; Skouries: $10.60/t NSR (open pit), $33.33/t NSR (underground).

3.	Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Efemcukuru	Underground	Mike Tsafaras, P.Eng., Director, Underground Mine Planning	Eldorado Gold
Kisladag	Open Pit	Herb Ley, SME-RM, Senior Project Manager	Stantec
Lamaque Complex	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director Lamaque	Eldorado Gold
Olympias	Underground	Victor Vdovin, P.Eng., Head of Technical Services, Kassandra	Eldorado Gold
Skouries	Open Pit	Victor Vdovin, P.Eng., Head of Technical Services, Kassandra	Eldorado Gold
Skouries	Underground	Mike Tsafaras, P.Eng., Director, Underground Mine Planning	Eldorado Gold
Perama Hill	Open Pit	Herb Ley, SME-RM, Senior Project Manager	Stantec

Mineral Resource Notes

Eldorado reports Mineral Resources in accordance with CIM Definition Standards. All Mineral Resources are assessed for reasonable prospects for eventual economic extraction (RPEEE). The Resource cut-off grades or values (e.g. gold equivalent) are determined using a long-term gold price ($1,800/oz) and modifying factors derived in the resource to reserve conversion process (or by comparison to similar projects for our resource-only properties). These values are then used to create constraining volumes that provide limits to the reported Resources. Resource grades are reported undiluted from within the constraining volumes that satisfy RPEEE.  Due to the presence of narrow veins, any future potential conversion of Resources to Reserves at Ormaque will reflect expected lower grades to fully represent modifying factors associated with mining.

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Open Pit Resources used pit shells created with the long-term gold price to constrain reportable model blocks. Underground Resources were constrained by volumes whose design was guided by a combination of the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Eldorado’s Mineral Resources are inclusive of Reserves.

1.	Long-Term Metal Price Assumptions:

-	Gold price: $1,800/oz
-	Silver price: $24/oz
-	Copper price: $3.25/lb
-	Lead price: $2,200/t
-	Zinc price: $2,800/t

2.	Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:

The Mineral Resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kisladag, Perama Hill, Perama South, and Certej) used pit shells created with the long-term gold price to constrain reportable model blocks.  Underground Resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground resources have the open pit Resources constrained by either the permit (Skouries), and pit shell, or by an open pit/underground economic crossover surface, and underground Resources constrained by a reporting shape.

3.	Cut-off Grades

Certej: 0.60 g/t Au; Efemcukuru: 2.5 g/t Au; Kisladag: 0.25 g/t Au (in-situ); Lamaque (Triangle Mine): 3.0 g/t Au; Ormaque: 3.5 g/t Au; Olympias: $125/t NSR; Perama Hill and Perama South:  0.50 g/t Au; Piavitsa: 4.0 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Skouries: 0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) (=Au g/t + 1.25*Cu%); Stratoni: $200/t NSR.

4.	Qualified Persons
The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Efemcukuru	Underground	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Kisladag	Open Pit	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Lamaque Complex	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director Lamaque	Eldorado Gold
Ormaque	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director Lamaque	Eldorado Gold
Olympias	Underground	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Skouries	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Skouries	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Perama Hill	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Perama South	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Piavitsa	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Sapes	Underground and Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Stratoni	Underground	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Certej	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “strive”, “target” or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

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Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our mineral reserves and mineral resources; the sale of the Certej project; our plans with respect to the declaration of reserves at Ormaque, mine design plans at Perama Hill, our expectation as to our future financial and operating performance, which in turn is underpinned by the disclosed outlook on long term metal prices; and our strategy, plans and goals. uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: ability to obtain all required approvals and permits in a timely manner and our ability to comply with all the conditions that are imposed in such approvals and permits; changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in; our preliminary gold production and our guidance, benefits of the completion of the decline at the Lamaque Complex, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: operational performance rates including but not limited to development rates, production drilling activity, and stope sequencing; increases in the non-fixed portion of the financing costs or adverse changes to the Term Facility funding the Skouries project; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the continued drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas; ability to execute on the project plan relating to Skouries which in turn depends on, among other things, the pace of contract awards, labour productivity levels, and ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at the Lamaque Complex, performance improvements at Kisladag including but not limited to solution flow, irrigation areas and permeability, and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; inability to obtain required approvals and permits in a timely manner; inability to maintain our social license to operate including our inability to successful obtain regional community support and complete all required community consultations; inability to meet production guidance; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; delays in obtaining or renewing approvals, tenures and permits, the nature of the conditions imposed by government and our ability to comply with those conditions; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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